Exhibit 99.1

Enerplus Announces Increase in Contingent Resource Estimate, Future Drilling Inventory and Improved Well Economics at Fort Berthold

This news release includes forward-looking statements and information within the meaning of applicable securities laws.  Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release.

CALGARY, June 18, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that as a result of our operational performance and continued technical assessment, including a detailed analysis of well data within the region, the future outlook of the Fort Berthold Bakken and Three Forks core area has significantly improved.

Highlights of our assessment include:

•	Increase in Contingent Resource: Our internal best estimate of economic contingent resources, as independently audited by McDaniel & Associates Consultants Ltd., has increased by 250%, from 39 MMBOE at December 31, 2013, to 136 MMBOE at June 1, 2014. This is largely due to a 50% increase in our estimate of original oil in place which includes contribution from the Bakken formation and the first bench of the Three Forks formation across our entire acreage position and the second bench of the Three Forks formation on a portion of our acreage.
•	Increase in Drilling Inventory: As a result of the revised contingent resource assessment, our estimate of future drilling locations has risen by over 125%. We now estimate approximately 330 future net drilling locations, up from 145 previously, with long horizontal wells representing 60% of these locations. This assumes an average well density of seven wells per drilling spacing unit. In addition, Enerplus continues to see further upside potential through additional down spacing, higher recovery rates and continued evolution of our well completions.
•	Improved Economics: The changes in our completion design over the past 12 months have resulted in a 50% improvement in capital efficiencies within this play. With the increase in well productivity, the net present value and internal rates of return of this play have improved meaningfully.

An in-depth presentation detailing our analysis is available on our website.  In addition, we plan to hold a webcast to provide further details on our assessment today, June 18th at 10:00 AM MST (12:00 PM EST).

To register for the webcast, please click here:
http://event.on24.com/r.htm?e=795654&s=1&k=443FBC646AE541A01099C18389BE429A

Electronic copies of the presentation, along with other public information, are available on our website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

INFORMATION REGARDING RESOURCES AND OPERATIONAL INFORMATION

Barrels of Oil Equivalent

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs.  BOEs may be misleading, particularly if used in isolation.  The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading. "MBOE" and "MMBOE" mean "thousand barrels of oil equivalent" and "million barrels of oil equivalent", respectively.

Contingent Resource Estimates

This news release contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economics, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as "contingent resources" the estimated discovered recoverable quantities associated with a project in the early evaluation stage. All of our contingent resource estimates are economic using established technologies and under current commodity price assumptions used by our independent reserve evaluators. Enerplus expects to develop these contingent resources in the coming years however it is too early in their development for these resources to be classified as reserves at this time. There is no certainty that it will be commercially viable or that we will produce any portion of the volumes currently classified as "contingent resources". The "contingent resource" estimates contained herein are presented as the "best estimate" of the quantity that will actually be recovered, effective as of June 1, 2014.  A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.

For additional information regarding the primary contingencies which currently prevent the classification of our disclosed "contingent resources" associated with our Fort Berthold properties as reserves and the positive and negative factors relevant to the "contingent resource" estimates, see page 19 of our Annual Information Form dated February 21, 2014, a copy of which is available under our SEDAR profile at www.sedar.com, and our Form 40-F, a copy of which is available under our EDGAR profile at www.sec.gov.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: Enerplus' quantities of contingent resources and original oil-in-place in the Fort Berthold Bakken and Three Forks area; future development and drilling locations and the types of wells to be drilled; and the future value and rates of return on certain wells drilled in the area.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus' development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserve, resource and oil-in-place volumes; ability and willingness to spend the required capital; and commodity price and cost assumptions. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from development plans or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; reallocation or an inability to finance the required capital expenditures; inaccurate estimation of Enerplus' oil and gas reserves, resources and oil-in-place volumes; limited, unfavourable or a lack of access to capital markets; increased costs; reliance on industry partners; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in our AIF and Form 40-F described above).

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 18-JUN-14